                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                      TRANSACTION SYSTEMS ARCHITECTS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                   ----------

     OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.005 PER SHARE,
        GRANTED TO ELIGIBLE EMPLOYEES AND ELIGIBLE DIRECTORS UNDER THE
                 ACI HOLDING, INC. 1994 STOCK OPTION PLAN AND
                   THE TRANSACTION SYSTEMS ARCHITECTS, INC.
               1996 STOCK OPTION PLAN AND 1999 STOCK OPTION PLAN
                      (Title of Class of Securities)

                                    893416107
                      (CUSIP Number of Class of Securities)

                                 David P. Stokes
                      Vice President - Legal and Secretary
                      Transaction Systems Architects, Inc.
                             224 South 108th Avenue
                              Omaha, Nebraska 68154
                                 (402) 334-5101

       (Name, Address and Telephone Number of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Person)

                                   ----------

                                    Copy to:

                             Albert G. McGrath, Jr.
                                Baker & McKenzie
                          2001 Ross Avenue, Suite 2300
                               Dallas, Texas 75201
                                 (214) 978-3000

                                   ----------

                            CALCULATION OF FILING FEE

    --------------------------------------- ---------------------------------
            TRANSACTION VALUATION*          AMOUNT OF FILING FEE
                 $ 25,136,005                      $ 5,027
    --------------------------------------- ---------------------------------

    --------------------------------------- ---------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,160,209 shares of Class A Common Stock, par value $0.005 per share, of Transaction Systems Architects, Inc. having a weighted average exercise price of $22.149 will be exchanged pursuant to this tender offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not Applicable    Filing party:   Not Applicable

Form or Registration No.:    Not Applicable Date Filed:   Not Applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_] third party tender offer subject to Rule 14d-l.

         [X] issuer tender offer subject to Rule 13e-4.

         [_] going-private transaction subject to Rule 13e-3.

         [_] amendment to Schedule 13D under Rule 13d-2.

[_] Check the following box if the filing is a final amendment reporting the results of the tender offer.


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ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated August 1, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Transaction Systems Architects, Inc., a Delaware corporation ("TSA" or the "Company"), the address of its principal executive offices is 224 South 108th Avenue, Omaha, Nebraska 68154, and the telephone number of its principal executive offices is (402) 334-5101. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning TSA") is incorporated herein by reference.

         (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange eligible options granted to "eligible employees" and "eligible directors" (as such terms are defined in the Offer to Exchange) for new options to purchase shares of Class A Common Stock, par value $0.005 per share, of the Company (the "Common Stock"), to be granted under the Option Plans (as defined in the Offer to Exchange), upon the terms and subject to the conditions described in the Offer to Exchange and the related cover letter and acceptance letter (the "Acceptance Letter") (which together and, where applicable, with any other country specific documents provided by the Company, as they may be amended from time to time, shall constitute the "Offer"), attached hereto as Exhibit (a)(2).

         The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Eligible Employees, Eligible Directors, and Eligible Options"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

         (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Eligible Employees, Eligible Directors, and Eligible Options"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income and Other Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.


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         (b) The information set forth in the Offer to Exchange under Section 10
("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange and Issuance of New Options") and
Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) Except as set forth in the Offer to Exchange under Section 9 ("Information Concerning TSA") and Section 16 ("Additional Information"), the Company does not have any plans, proposals or negotiations that relate or would result in any of the events described in Item 1006(c) of Regulation M-A.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (c) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Not applicable.

         (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Not applicable.


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ITEM 10.  FINANCIAL STATEMENTS.

         The information set forth in the Offer to Exchange under Section 9 ("Information Concerning TSA") and Section 16 ("Additional Information"), the information set forth on pages 35 to 56 of the Company's Annual Report on Form 10-K for its fiscal year ended September 30, 2000, and the information set forth in the Company's Quarterly Reports on Form 10-Q for its fiscal quarters ended December 31, 2000 and March 31, 2001 is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

         (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)      Not applicable.

ITEM 12.  EXHIBITS.

         (a)      (1)      Offer to Exchange, dated August 1, 2001.
                  (2)      Form of Acceptance Letter.
                  (3)      Form of Withdrawal Letter.
                  (4)      Cover Letter to Option Holders Accompanying Offer to
                           Exchange.
                  (5)      Addendum for Employees in Australia.
                  (6)      Addendum for Employees in Canada.
                  (7)      Addendum for Employees in Singapore.
                  (8)      Addendum for Employees in The Netherlands.

         (b)      Not applicable.

         (d)      (1)      ACI Holding, Inc. 1994 Stock Option Plan.
                  (2)      Form of Option Agreement pursuant to ACI Holding,
                           Inc. 1994 Stock Option Plan.
                  (3)      Transaction Systems Architects, Inc. 1996 Stock
                           Option Plan.
                  (4)      Form of Option Agreement pursuant to Transaction
                           Systems Architects, Inc. 1996 Stock Option Plan.
                  (5)      Transaction Systems Architects, Inc. 1999 Stock
                           Option Plan, as amended.
                  (6)      Form of Option Agreement pursuant to Transaction
                           Systems Architects, Inc. 1999 Stock Option Plan, as amended.
                  (7)      Form of Modifications to International Stock Option
                           Agreements.

         (g)      Not applicable.

         (h)      Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        TRANSACTION SYSTEMS ARCHITECTS, INC.


                        /S/ DWIGHT G. HANSON
                        --------------------------------------------------
                        Dwight G. Hanson,
                        Chief Financial Officer and Senior Vice President

DATE:  August 1, 2001


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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                  DESCRIPTION
-------                 -----------
(a)(1)                  Offer to Exchange, dated August 1, 2001.
(a)(2)                  Form of Acceptance Letter.
(a)(3)                  Form of Withdrawal Letter.
(a)(4)                  Cover Letter to Option Holders Accompanying Offer to Exchange.
(a)(5)                  Addendum to Employees in Australia.
(a)(6)                  Addendum to Employees in Canada.
(a)(7)                  Addendum to Employees in Singapore.
(a)(8)                  Addendum to Employees in The Netherlands.
(d)(1)                  ACI Holding, Inc. 1994 Stock Option Plan.
(d)(2)                  Form of Option Agreement pursuant to ACI Holding, Inc. 1994 Stock Option Plan.
(d)(3)                  Transaction Systems Architects, Inc. 1996 Stock Option Plan.
(d)(4)                  Form of Option Agreement pursuant to Transaction Systems Architects, Inc. 1996
                        Stock Option Plan.
(d)(5)                  Transaction Systems Architects, Inc. 1999 Stock Option Plan, as amended.
(d)(6)                  Form of Option Agreement pursuant to Transaction Systems Architects, Inc. 1999
                        Stock Option Plan, as amended.
(d)(7)                  Form of Modifications to International Stock Option Agreements.